EXHIBIT 4.2

March 1, 2004

VIA HAND DELIVERY

Mellon Investor Services LLC
600 North Pearl Street, Suite 1010
Dallas, TX 75201-2884

Attention: David M. Cary, Vice President

Re:	Termination of the Nominee Agreement dated
November 30, 1987, as amended (the “Nominee
Agreement”), by and among Centex Corporation, 3333
Holding Corporation, Centex Development Company,
L.P. and Mellon Investor Services LLC, as successor
Nominee and Transfer Agent

Ladies and Gentlemen:

     As you will recall, Section 8.3 of the Nominee Agreement provides that the Nominee Agreement may be terminated in all respects without a Detachment (as defined in the Nominee Agreement) or distribution of the Deposited Securities (as defined in the Nominee Agreement) upon the agreement of Centex Corporation (“Centex”), 3333 Holding Corporation (“Holding”) and Centex Development Company, L.P. (the “Partnership”), and subject to the approval of a majority of the Centex stockholders. On November 17, 2003, Centex and Holding entered into an Agreement and Plan of Merger (the “Holding Merger Agreement”) whereby Holding would become a wholly owned subsidiary of Centex (the “Holding Merger”). In the Holding Merger Agreement, Centex and Holding agreed that, subject to the approval of the Centex stockholders, and the consummation of the Holding Merger and the Partnership Merger (as defined below), the Nominee Agreement would terminate as to the common stock of Holding held by the Nominee without effectuation of the Detachment of the Deposited Securities. Also on November 17, 2003, Centex and the Partnership entered into an Agreement and Plan of Merger (the “Partnership Merger Agreement”) whereby the Partnership would become an indirect partnership subsidiary of Centex (the “Partnership Merger”). In the Partnership Merger Agreement, Centex

Mellon Investor Services LLC
March 1, 2004

and the Partnership agreed that, subject to the approval of the Centex stockholders, and the consummation of the Holding Merger and the Partnership Merger, the Nominee Agreement would terminate as to the 900 warrants to purchase Class B Units of limited partnership interest in the Partnership held by the Nominee without effectuation of the Detachment of the Deposited Securities.

     Centex represents and warrants that, as of February 29, 2004, all of the conditions to the termination of the Nominee Agreement have been met, as reflected by the following: (i) the proposal to terminate the Nominee Agreement was approved by the requisite vote of the Centex stockholders at the special meeting held on February 25, 2004, (ii) the proposal to approve the Holding Merger was approved by the requisite vote of the Holding stockholders at the special meeting held on February 25, 2004 and the Holding Merger became effective at 8:59 p.m. Pacific Time on February 29, 2004 as specified in the Articles of Merger filed with the Secretary of State of the State of Nevada on February 25, 2004, and (iii) the Partnership Merger was approved by all of the Partnership’s partners by written consent on or before February 25, 2004 and became effective at 11:59 p.m. Eastern Time on February 29, 2004 as specified in the Certificate of Merger filed with the Secretary of State of the State of Delaware on February 25, 2004.

     Accordingly, the Nominee Agreement was terminated on February 29, 2004.

     Please acknowledge receipt of this letter and termination of the Nominee Agreement by executing a copy of this letter in the place provided below and returning the same in the enclosed self-addressed envelope.

Very truly yours,

/s/ DAVID A. GREENBLATT

David A. Greenblatt

Acknowledged:

MELLON INVESTORS SERVICES LLC

By:	/s/ DAVID M. CARY

David M. Cary, Vice President